Mail Stop 4561

May 7, 2007

Bruce L. Cleland
210 W. Pennsylvania Avenue
Towson, MD 21204

   Re: **Campbell Strategic Allocation Fund LP & Campbell Alternative**
     Asset Trust & Campbell Fund Trust
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 000-22260, 000-33311, & 000-50264

Dear Mr. Cleland:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

  You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

       Sincerely,

       Linda VanDoorn
       Senior Assistant Chief Accountant